

Mail Stop 3030

September 17, 2015

Via E-mail
Mr. Gregory Rotelli
President
Nudg Media Inc.
711 South Carson Street, Suite 4
Carson City, Nevada  89701

> **Re:**   **Nudg Media Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 14, 2015**
> **File No. 333-175792**

Dear Mr. Rotelli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

Note 4. Intangible Assets, page F-10

1.    We note that on April 24, 2014 the company acquired $798,123 of license rights from Nudg Delaware in exchange for loans payable.  Please tell us whether Nudg Delaware is a related party, including whether you are entities under common control.  In your response, identify your major shareholders and management as well as those of Nudg Delaware, and describe any business relationships between the companies prior to the transaction.

2.      Please describe to us in detail how you determined the accounting for the acquisition of the license rights, citing the applicable accounting literature relied upon. Tell us how you determined the fair value of the intangible asset and the loan payable and explain why the fair value methodologies selected were appropriate for this transaction.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Statements of Operations, page 5

3.      We note that on April 16, 2015 you entered into a cancellation agreement for the license rights and loan payable and that you recognized a gain on disposal of the intangible assets of $211,699.  Please discuss your accounting for each component of the cancellation transaction, show us how you calculated the gain and discuss your conclusion that presenting the transaction on a net basis on the income statement was appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.  You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery